UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 4
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company (Issuer))
THE HEARST FAMILY TRUST
THE HEARST CORPORATION
HEARST HOLDINGS, INC.
HEARST BROADCASTING, INC.
(Names of Filing Persons (Offeror))
Series A Common Stock, par value $0.01 per Share
(Title of Class of Securities)
422317 10 7
(CUSIP Number of Class of Securities)

Eve B. Burton
The Hearst Corporation
300 West 57th Street
New York, New York 10019
(212) 649-2045
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Copy to:
Richard D. Pritz
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$587,062,031	$18,023

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc., par value $0.01 per share (the “Shares”), not beneficially owned by The Hearst Corporation (“Hearst”) or certain related persons at a purchase price of $23.50 per Share, net to the seller in cash. According to Hearst-Argyle Television, Inc.’s registered stockholder list dated September 4, 2007, there were 52,483,343 Shares issued and outstanding, of which 27,501,980 are held by Hearst. Accordingly, this calculation assumes the purchase of 24,981,363 Shares.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee is equal to $30.70 per one million dollars of transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $18,023
Form or Registration No.: Schedule TO-T
Filing Parties: The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc.
Date Filed: September 14, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☑ going-private transaction subject to Rule 13e-3.
☑ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A, as amended, originally filed under the cover of Schedule TO on September 14, 2007 by The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc. The Schedule TO relates to the offer by Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”), to purchase all outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle”), not owned by Hearst Broadcasting, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and as may be amended and supplemented from time to time, constitute the “Offer”).
Item 4. Terms of the Transaction
     The terms of the transaction are hereby amended and supplemented by reference to the press release attached hereto as Exhibit (a)(1)(viii). The Offer has expired and no Shares were purchased pursuant thereto.
Item 12. Exhibits
     (a)(1)(viii) Press release, dated October 12, 2007, issued by Hearst

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST BROADCASTING, INC.

	By:	/s/ James M. Asher
		Name:	James M. Asher
		Title:	Vice President

HEARST HOLDINGS, INC.

	By:	/s/ James M. Asher
		Name:	James M. Asher
		Title:	Senior Vice President

THE HEARST CORPORATION

	By:	/s/ James M. Asher
		Name:	James M. Asher
		Title:	Senior Vice President

THE HEARST FAMILY TRUST

	By:	/s/ Victor F. Ganzi
		Name:	Victor F. Ganzi
		Title:	Trustee

Date: October 15, 2007

EXHIBIT INDEX

Exhibit	Description
(a)(1)(viii)	Press release, dated October 12, 2007, issued by Hearst